Exhibit (a)(1)(f)

FORM OF
PROMISE TO GRANT STOCK OPTION

TO OUR VALUED EMPLOYEE:

         In exchange for your agreement to cancel one or more stock options to purchase shares of LSI Logic Corporation (“LSI Logic”) common stock granted by LSI Logic (each, an “Old Option”), LSI Logic hereby promises to grant you a non-qualified stock option to purchase 2 shares of LSI Logic’s common stock for every 3 shares covered by a cancelled Old Option, rounded up to the nearest whole share (the “New Option”). The attached summary shows the number of shares covered by each Old Option that you agreed to cancel and the number of shares that will be covered by the New Option. The New Option will be granted under the 1999 Nonstatutory Stock Option Plan. We will grant the New Option on March 20, 2003.

         The exercise price of each New Option will be 100% of the fair market value of LSI Logic’s common stock on March 20, 2003.

         Each New Option will have a new four-year vesting schedule, beginning on the date on which the New Option is granted. Under this vesting schedule, the shares subject to your New Option will vest as follows (subject to your continued employment with LSI Logic or one of its subsidiaries through each vesting date):

•	none of the shares subject to the New Option will be vested on March 20, 2003,

•	25% of the shares subject to the New Option will vest on March 20, 2004,

•	an additional 25% of the shares subject to the New Option will vest on March 20, 2005,

•	an additional 25% of the shares subject to the New Option will vest on March 20, 2006, and

•	the final 25% of the shares subject to the New Option will vest on March 20, 2007.

         Each New Option will be subject to the standard terms and conditions of the 1999 Nonstatutory Stock Option Plan and the appropriate form of stock option agreement thereunder.

         Before the grant of the New Option on March 20, 2003, it is possible that LSI Logic may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this “Promise”) is evidence of a binding commitment that LSI Logic’s successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on March 20, 2003. However, the type of security and the number of shares covered by the New Option would be adjusted based on the consideration per share given to holders of options to acquire our common stock that are outstanding at the time of the acquisition. Such New Option would have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.

         In order to receive the New Option, you must continue to be employed by LSI Logic (or one of its subsidiaries) as of March 20, 2003. This Promise does not constitute a guarantee of employment with LSI Logic or any of its subsidiaries for any period. Unless otherwise expressly provided by the applicable laws of the country in which you reside, your employment with LSI Logic or its subsidiaries will remain “at will” and can be terminated by you or LSI Logic at any time, with or without cause or notice. If your employment with LSI Logic or one of its subsidiaries terminates before March 20, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

         This Promise is subject to the terms and conditions of the offer to exchange options as set forth in: (1) the Offer to Exchange dated August 20, 2002, and as the same may be amended, (2) the letter from Wilfred J. Corrigan dated August 20, 2002, (3) the list of Frequently Asked Questions, (4) the Election Form previously completed and submitted by you to LSI Logic, and (5) the Withdrawal Form (collectively, the “Exchange Offer Documents”), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and LSI Logic with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of LSI Logic.

LSI LOGIC CORPORATION